Exhibit 99.2

ICON Announces Pricing of USD 2.15 Billion Notes

Dublin, Ireland, August 6, 2026 - ICON plc (NASDAQ: ICLR) (“ICON”), a world-leading clinical research organization, today announced the pricing by its wholly-owned subsidiary, ICON Investments Six Designated Activity Company (the “Issuer”) of $2.15 billion of senior unsecured notes, consisting of $500 million aggregate principal amount of 5.064% Notes due 2029, $1.0 billion aggregate principal amount of 5.421% Notes due 2031 and $650 million aggregate principal amount of 5.995% Notes due 2036 (collectively, the “Notes”). The Notes will be guaranteed on a senior unsecured basis by ICON.

The offering is expected to close on August 13, 2026, subject to the satisfaction of customary closing conditions.

The net proceeds of the offering are intended to be used to (i) repay all outstanding borrowings under ICON Global Treasury Unlimited Company’s bridge facility credit agreement (the “Bridge Secured Credit Facility”), (ii) repay all outstanding senior secured term loans under ICON’s senior secured term loan facility (the “Existing Term Loans”) and (iii) redeem, in full, the Issuer’s outstanding 5.809% Senior Secured Notes due 2027 (the “2027 Notes”).

Upon repayment of the Bridge Secured Credit Facility and the Existing Term Loans, the collateral securing ICON’s revolving credit facility and ICON group’s existing notes will be automatically released and the subsidiary guarantees under the existing notes will be automatically released.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes (and the guarantees) or any other securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a notice of redemption under the indenture governing the 2027 Notes or an offer to purchase the 2027 Notes.

The Notes (and the guarantees) are being offered (i) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and (ii) outside the United States pursuant to Regulation S under the Securities Act. None of the Notes or related guarantees have been registered under the Securities Act or the securities laws of any state or other jurisdiction, and the Notes (and such guarantees) may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and the securities laws of any applicable state or other jurisdiction. There can be no assurance that the proposed offering of Notes will be completed.

About ICON plc

ICON plc is a world-leading clinical research organization. Offering deep operational and medical expertise we accelerate innovation, driving emerging therapies forward to improve patient outcomes. From molecule to medicine, we deliver integrated consulting, clinical development, commercialization and post-marketing solutions to pharmaceutical, biotechnology, medical device, government and public health organizations worldwide. With headquarters in Dublin, Ireland, ICON employed approximately 40,200 employees in 99 locations in 55 countries as at June 30, 2026.

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the following: contracted revenue; the repayment of indebtedness (including, the completion of this offering, the repayment of the

Bridge Secured Credit Facility or the Existing Term Loans and the redemption of the 2027 Notes); the company's expectations regarding business momentum, market opportunity, demand trends, growth, and commercial performance; and the company's expectations with respect to its long-term value creation and competitive positioning. You can identify many forward-looking statements by words such as “aims,” “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “focused,” “guidance,” “intends,” “look,” “may,” “opportunities,” “plans,” “positions,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. The forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the impact of market conditions on demand for the company's services, risks related to the company's ability to execute on its commercial strategy and maintain relationships with large pharmaceutical customers, and risks relating to the company's strategic partnerships, the dependence on certain key executives, changes in the regulatory environment, exchange rate fluctuations, inflation and rising labor costs. Please also refer to the section entitled "Risk Factors" of our Annual Report on Form 20-F for the year ended December 31, 2025 for a discussion of some of the principal risks that could adversely affect our business, operations and financial results. The company’s forward-looking statements speak only as of the date of this document or as of the date they are made, and the company undertakes no obligation to update its forward-looking statements.

Source: ICON plc
Contact: Kate Haven Vice President Investor Relations +1888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
ICON/ICLR-F